Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

Bitcoin2024 Presentation

July 25, 2024

Transcript

Will Reeves:

What's up Nashville? My name's Will, and I'm the CEO and co-founder of Fold. You know, we're the team that has introduced over half a million people to Bitcoin rewards and Bitcoin savings accounts, and we have some pretty big news to share.

But first a quick word from our lawyers, I'm sorry. No, but seriously, back to the news, you know Fold is set to list as the first pure play bitcoin financial services company on the Nasdaq and our mission is to maximize wealth creation for our customers and our shareholders, and all powered by Bitcoin.

We're taking Bitcoin to the center of global capital.

So, every single day we've seen people choose Bitcoin, and we know this network is growing faster than the Internet itself. And Fold is the home for Bitcoin personal finance. So we provide all the banking tools you need for the currency you prefer. We give you that choice for the first time, and we're building financial services on Bitcoin, for bitcoiners, by bitcoiners.

So, when you download Fold you end every day with more Bitcoin than you started, you can earn Bitcoin on your everyday spending. And just yesterday we announced the ability to earn Bitcoin on your mortgage, on your rent, on your credit card bills, and you're able to buy Bitcoin directly from your cash balance or even pull out cash directly from your Bitcoin balance.

And it's truly a special thing. Most of us here already know this, but people that adopt Bitcoin and Fold are better off than their peers. You know, we've distributed over $45,000,000 in Bitcoin rewards to our customers and had we distributed that same amount of rewards in cash, we would have been just above 20 million.

Bitcoiners and Fold customers have more purchasing power and more savings than ever before. And this is special because right now this is happening at a time when most people find that their purchasing power is less and decreasing and their savings are decreasing.

So Fold, we believe, is an engine for prosperity and all powered by Bitcoin.

So, we're laser focused on this mission to accelerate wealth creation for bitcoiners and value creation for our shareholders. So today you can use Fold as the home for most of your personal financial needs. FDIC accounts, cards, bill pay for your dollars, custody and trading for your Bitcoin, and rewards on everything.

In the future, we're going to give you access to native bill pay, premium credit cards. loan products and business accounts. Your entire life powered by Bitcoin and brought to you by Fold.

So, we talked about our mission and it's really to drive wealth creation for our users and wealth for our company and our shareholders. And this is how it happens. We've created a virtuous cycle, we like to call it, where we align incentives on both sides.

Our customers use the product and they accumulate Bitcoin along the way. And as a result, Fold accumulates Bitcoin for our treasury. And as our customers accumulate more Bitcoin, they need more financial services to support that Bitcoin and Fold is going to be there to provide that for them.

And so the cycle continues.

We built an unstoppable Bitcoin accumulation machine for our customers and for our company.

And this is where we're at today. Already, Fold has amassed over 1,000 Bitcoin into our corporate treasury and this is just the beginning. Every day, we expect our product to generate more and more Bitcoin, and we're going to follow in the footsteps of giants like MicroStrategy to accelerate that Bitcoin accumulation.

So there is no company more focused on Bitcoin than Fold on the entire stock market. There truly is no second best.

Going back to what we're here for and why a lot of us joined Bitcoin. We built Fold with an idea to help people save and accumulate over the long haul. And we wanted Fold to become a prosperity engine. Little did we know, it actually worked, and it's all powered by Bitcoin.

And so we hope this engine continues to drive value to our customers and the shareholders and our team. And ideally, we can find a new American dream all powered by Bitcoin.

So, we're excited for the future and we welcome you all to come and join us. You can find us actually trading today under EMLD and it's been an absolutely wild ride for myself, for my team, and for all of our friends in the community and we're just getting started. So, appreciate everything Nashville, thank you.